Brinkley Dickerson 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

January 11, 2018

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GreenSky, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 16, 2017 CIK No. 0001712923

Dear Ms. Jacobs:

On behalf of GreenSky, Inc. (the “Company”), the undersigned has set forth below the response of the Company to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission contained in the Staff’s comment letter dated December 7, 2017. For ease of reference, the text of the Staff’s comment is reproduced in italics in this letter, with the response of the Company immediately following the comment.

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Draft Registration Statement. The response provided herein is based solely on information provided by the Company.

Unaudited Pro Forma Consolidated Financial Information, page 74

1.	We note from your response to prior comment 4 that you determined GS Holdings is more characteristic of a corporation than a limited partnership. Please explain to us in greater detail how you considered the guidance in ASC 810-10-05-3 that a “managing member is the functional equivalent of a general partner, and a non-managing member is the functional equivalent of a limited partner.” Include in your response: (i) whether the only party authorized to make decisions and to bind GS Holdings is the managing member, GreenSky, Inc., and (ii) whether GS Holdings uses a specific ownership account for each investor, or capital account, similar to a partnership.

Atlanta BEIJING CHARLOTTE Chicago Hong Kong New York Orange County Portland RAleigh
Richmond San Diego San francisco Shanghai Tysons Corner Virginia Beach Washington, DC

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

January 11, 2018

 Response to Comment 1:

ASC 810-10-05-3 states:

Throughout this Subtopic, any reference to a limited partnership includes limited partnerships and similar legal entities. A similar legal entity is an entity (such as a limited liability company) that has governing provisions that are the functional equivalent of a limited partnership. In such entities, a managing member is the functional equivalent of a general partner, and a non-managing member is the functional equivalent of a limited partner.

As discussed below, GS Holdings is not a “similar legal entity” to a limited partnership as GS Holdings does not have governing provisions that are the functional equivalent to those of a limited partnership. Rather, the governance and management of GS Holdings is characteristic of a corporation. Therefore, GreenSky, Inc., the managing member of GS Holdings, is not the functional equivalent of a general partner, and the Continuing LLC Members are not the functional equivalents of limited partners.

A.       Governance and Management of GS Holdings

A corporation is governed by a board of directors. Following the “Reorganization Transactions” and the proposed offering, GreenSky, Inc. will be the managing member of GS Holdings with 100% of the management and voting power in GS Holdings. Although the management powers of GS Holdings are vested in its managing member, GreenSky, Inc., under Delaware law all of the actions of GreenSky, Inc. are controlled by its board of directors (the “Board”). As a result, all of the actions of GreenSky, Inc. in its capacity as managing member under Delaware law also are controlled by the Board. Since GreenSky, Inc. will have no other operations beyond those of GS Holdings, in every substantive respect the Board will function as the board of directors of GS Holdings. In fact, that will be its only meaningful role.

The powers of the general partner of a limited partnership can be limited by the limited partners in the limited partnership agreement. In contrast, the operating agreement of GS Holdings will provide that all management powers over the business and affairs of GS Holdings will be vested exclusively in the managing member, and the managing member will conduct, direct and exercise full control over all activities of GS Holdings.

The board of directors of a corporation must designate officers to manage the day-to-day operations of the corporation. Similarly, the operating agreement of GS Holdings will require

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

January 11, 2018

that the day-to-day business and operations of GS Holdings be overseen and implemented by officers of GS Holdings, subject to any limitations imposed by the managing member, and ultimately the Board. The officers of GS Holdings will be appointed by the managing member, which appointment will be controlled by the Board.

Additionally, the operating agreement of GS Holdings will provide that the managing member or a duly appointed officer, in each case in its capacity as such, has the authority or power to act for or on behalf of GS Holdings, to do acts that would be binding on GS Holdings and to make expenditures on behalf of GS Holdings. Thus, GreenSky, Inc., the managing member, is not the only party authorized to make decisions and to bind GS Holdings.

In contrast, management of a limited partnership is initially vested in a general partner that is not required to designate officers to manage day-to-day operations of the limited partnership.

Additionally, a limited partner in a limited partnership is typically a silent or passive investor. If limited partners participate in the management of a limited partnership, they risk losing the benefit of limited liability. In contrast, certain of the Continuing LLC Members (or their beneficial owners) are officers of GS Holdings, and six initial members of the Board will beneficially own Holdco Units in GS Holdings. This participation in the Board reinforces the similarity to a corporate structure.

Thus, the governing provisions of GS Holdings are the functional equivalent of a corporation, not a limited partnership.

B.        Ownership Accounts and Capital Accounts

For each of its investors, GS Holdings maintains an ownership account (reflecting the investor’s ownership percentage) and a capital account (reflecting allocation of profits and losses), which is characteristic of a limited partnership. In considering this characteristic, management considered Deloitte’s publication, “A Roadmap to Consolidation: Identifying a Controlling Financial Interest,” 2017 edition, which states:

A conclusion cannot be reached that a legal entity is similar to a limited partnership merely on the basis of the existence of separate capital accounts. Any analysis of similarity should include the application of judgment and focus on the function of the legal entity, including the governance and the substance of the legal entity’s board of directors.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

January 11, 2018

Management evaluated each of the applicable features of GS Holdings, including the governance characteristics discussed under Section A above, other characteristics discussed in the Company’s prior response to Comment 4 included in the Company’s response letter dated November 15, 2017 (the “Prior Response Letter”), and the existence of separate ownership and capital accounts. Despite the existence of separate ownership and capital accounts, the function of GS Holdings, including the governance and management of GS Holdings and substance of the Board, is more akin to a corporation than a limited partnership. As a whole, the corporate features of GS Holdings significantly outweigh the ownership and capital account feature.

Based on this comprehensive review, management has determined that GS Holdings is the functional equivalent of a corporation. Please see the Company’s prior response to Comment 4 included in the Prior Response Letter for the Company’s Variable Interest Entity and Voting Interest Entity analyses, supporting management’s conclusion that GreenSky, Inc. should consolidate GS Holdings.

Sincerely yours,

/s/ Brinkley Dickerson

Brinkley Dickerson
cc:	David Zalik, GreenSky, Inc.

Lisa A. Raines, Troutman Sanders LLP